SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 7 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 8 to 11 hereof;

-

Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on pages 11 and 12 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 12 to 14 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 9, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0039 (EUR 0.9961 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2022

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2022.

KfW Group’s total assets increased by 6.3%, or EUR 34.6 billion, from EUR 551 billion as of December 31, 2021, to EUR 585.5 billion as of September 30, 2022. KfW Group’s operating result before valuation and promotional activities amounted to EUR 1,199 million for the nine months ended September 30, 2022, compared to EUR 1,363 million for the corresponding period in 2021. The main driver for KfW Group’s operating result before valuation and promotional activities during the nine months ended September 30, 2022, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions for lending business in an amount of EUR 129 million for the nine months ended September 30, 2022, compared to income from risk provisions for lending business in an amount of EUR 312 million for the corresponding period in 2021;

•

Positive effects in an amount of EUR 254 million as market values of securities and equity investments increased in the nine months ended September 30, 2022, compared to positive effects of EUR 647 million for the corresponding period in 2021;

•

Net losses in an amount of EUR 66 million for the nine months ended September 30, 2022, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 164 million for the corresponding period in 2021(1); and

•

Expenses relating to promotional activities in an amount of EUR 181 million for the nine months ended September 30, 2022, compared to expenses in an amount of EUR 94 million for the corresponding period in 2021.

KfW Group’s consolidated profit for the nine months ended September 30, 2022, amounted to EUR 993 million, compared to a profit of EUR 1,929 million for the corresponding period in 2021.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2022, compared to the corresponding period in 2021.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Nine months ended September 30,		Year-to-Year
	2022	2021	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	57,236	53,610	7
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	54,727	6,441	>100
KfW Capital	572	230	>100
Export and Project Finance (KfW IPEX-Bank)	11,750	9,337	26
KfW Entwicklungsbank	2,542	2,398	6
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	821	693	18
Financial Markets	366	527	-30

Total Promotional Business Volume (1)(2)	127,912	73,116	75

*	Amounts in the table may not add up due to rounding differences.
(1)

Total promotional business volume for the nine months ended September 30, 2022, has been adjusted for commitments of EUR 101 million, compared to EUR 119 million for the corresponding period in 2021, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume amounted to EUR 127.9 billion for the nine months ended September 30, 2022, compared to EUR 73.1 billion for the corresponding period in 2021. The high promotional business volume for the nine months ended September 30, 2022, was primarily driven by an increase in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients due to Russia’s invasion of Ukraine.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 57.2 billion for the nine months ended September 30, 2022, compared to EUR 53.6 billion for the corresponding period in 2021. This increase was attributable to higher commitments in SME Bank, mainly under the KfW Renewable Energy Program and under the program Federal Funding for Efficient Buildings (Bundesförderung für effiziente Gebäude – “BEG”). Commitments in SME Bank under the KfW Renewable Energy Program amounted to EUR 5.7 billion for the nine months ended September 30, 2022, and commitments under the program Federal Funding for Efficient Buildings (BEG) amounted to EUR 10.6 billion for the nine months ended September 30, 2022. Commitments in Private Clients decreased to EUR 28.7 billion for the nine months ended September 30, 2022, compared to EUR 33.8 billion for the corresponding period in 2021 due to more stringent application criteria with respect to the program Federal Funding for Efficient Buildings (BEG) and overall weaker demand for real estate financing in light of higher interest rates.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 54.7 billion for the nine months ended September 30, 2022, compared to EUR 6.4 billion for the corresponding period in 2021. As explained above, the high promotional business volume for the nine months ended September 30, 2022, was driven by an increase in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients due to Russia’s invasion of Ukraine. These loan commitments were made under special mandates by the Federal Government and amounted to EUR 46.4 billion as of September 30, 2022. For more information see “—Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special Mandates of the Federal Government” below and “Recent Developments—KfW—Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special Mandates of the Federal Government” in Exhibit (d) to KfW’s Annual Report on Form 18-K for the year ended December 31, 2021, filed on May 12, 2022 (the “Annual Report for 2021”) and in KfW’s 18-K/A No. 1 for the year ended December 31, 2021, filed on August 11, 2022 (the “18-K/A No.1”).

Commitments related to KfW Capital amounted to EUR 572 million for the nine months ended September 30, 2022, compared to EUR 230 million for the corresponding period in 2021.

Commitments in KfW’s Export and Project Finance business sector for the nine months ended September 30, 2022, amounted to EUR 11.7 billion, compared to EUR 9.3 billion for the corresponding period in 2021. This increase was mainly due to higher commitments made by KfW IPEX-Bank in the sectors Basic industries, Industries and services and Aviation, mobility and transport.

Commitments related to KfW Entwicklungsbank for the nine months ended September 30, 2022, amounted to EUR 2.5 billion, compared to EUR 2.4 billion for the corresponding period in 2021. This slight increase was mainly driven by higher commitments with respect to Financial Cooperation Development Loans (FZ-Entwicklungskredite) and Promotional Loans (FZ-Förderkredite).

Commitments of DEG amounted to EUR 821 million for the nine months ended September 30, 2022, compared to EUR 693 million for the corresponding period in 2021.

Commitments in KfW’s Financial Markets business sector decreased to EUR 366 million for the nine months ended September 30, 2022, compared to EUR 527 million for the corresponding period in 2021, with all commitments in KfW’s Financial Markets business sector having been made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2022, totaled EUR 78.2 billion, of which 63% was raised in euro, 21% in U.S. dollar and the remainder in 11 other currencies.

With respect to refinancing its funding requirements resulting from the KfW Special Program, KfW, as previously disclosed, since July 1, 2020, has had access to an additional source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing in 2022 through the WSF relating to the KfW Special Program totaled EUR 9.9 billion as of September 30, 2022.

For information on the expansion of the purpose of the WSF, including with respect to refinancing of KfW’s funding requirements resulting from its support of companies in the energy sector under special mandates of the Federal Government, and the WSF’s additional credit authorization, which may also cover future funding requirements of KfW under special mandates of the Federal Government, see “— Other Recent Developments — Impact of Russia’s Invasion of Ukraine on KfW” and “The Federal Republic of Germany — Other Recent Developments — Germany’s Response to Russia’s Invasion of Ukraine.”

Capitalization and Indebtedness of KfW Group as of September 30, 2022

(EUR in millions)
Borrowings
Short-term funds	62,681
Bonds and other fixed-income securities	398,840
Other borrowings	68,682
Total borrowings	530,203
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	23,019
Fund for general banking risks	200
Revaluation reserve	-45
Total equity	36,112

Total capitalization	566,314

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2022, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of September 30, 2022, is not necessarily indicative of its capitalization to be recorded as of December 31, 2022.

KfW Group’s total equity as of September 30, 2022, was EUR 36,112 million, compared to EUR 34,207 million as of December 31, 2021. The increase of EUR 1,904 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 993 million for the nine months ended September 30, 2022; and

(ii)	an increase of EUR 912 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approvals for other sub-portfolio segments and models in the future.

Based on the results for the nine months ended September 30, 2022, KfW’s total capital ratio amounted to 24.9% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 24.8%, in each case as of September 30, 2022 (excluding the interim profit of the third quarter of 2022)1. The increase of the total capital ratio and the Tier 1 capital ratio compared to June 30, 2022, when the total capital ratio amounted to 24.7% and the Tier 1 capital ratio amounted to 24.6%, was mainly due to the recognition of profit for the six months ended June 30, 2022.

[1]	According to Article 26(2) CRR.

Other Recent Developments

Impact of Russia’s Invasion of Ukraine on KfW

Special mandates of the Federal Government. Against the background of rising energy prices and their impact on the stability of the relevant infrastructure in Germany, the Federal Government has requested that KfW engage in a number of activities under special mandates in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte) with full protection of KfW. These activities are being, or will be, carried out at the Federal Republic’s economic risk.

Since the filing of KfW’s 18-K/A No.1 for 2021 (the “18-K/A No. 1”) on August 11, 2022, the following developments regarding these activities have occurred:

-	The credit facility to SEFE Securing Energy for Europe GmbH (formerly known as Gazprom Germania GmbH) was increased by EUR 2.0 billion to EUR 11.8 billion, with a loan term until June 14, 2028.

-

The credit facility to STEAG GmbH was increased by EUR 400 million and subsequently by EUR 480 million to a total of EUR 1.28 billion, with a loan term until March 31, 2023. The loan term of the initial EUR 400 million, agreed in April 2022, was extended accordingly from October 31, 2022 to March 31, 2023.

-	The credit facility to Uniper SE was further increased several times to a total of EUR 18.0 billion, with a loan term until April 30, 2023.

-

In August 2022, the Federal Government mandated KfW to acquire a 50% equity participation in German LNG Terminal GmbH (“GLNG”) and to provide subsequent pro rata payments to the capital reserve of GLNG. To this end, KfW has entered into a share purchase agreement and a shareholders’ agreement with Gasunie LNG Holding B.V. and GBV Zweiunddreißigste Gesellschaft für Beteiligungsverwaltung mbH, a wholly owned subsidiary of RWE AG, regarding the equity participation and subsequent pro rata payments to the capital reserve. GLNG is a project company that is developing a liquefied natural gas (LNG) import facility in Brunsbüttel, Germany. The closing of the transaction is subject to, inter alia, required approvals and authorizations.

Depending on further developments with respect to Russia’s invasion of the Ukraine and related matters, the Federal Government may request KfW to engage in further activities under special mandates at any time.

For more information on the Federal Government’s most recent measures taken in response to Russia’s invasion of Ukraine, see “The Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine.”

Refinancing of KfW’s funding requirements by WSF. As described under “— Special Mandates of the Federal Government” above and as previously disclosed under the heading “Recent Developments—KfW—Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special Mandates of the Federal Government” in KfW’s Annual Report for 2021 and its 18-K/A No. 1, KfW has been mandated by the Federal Government to provide funding for a number of German companies in the energy sector whose businesses are suffering from the significantly higher and highly volatile energy and commodity prices. As of September 30, 2022, these commitments amounted to EUR 46.4 billion in the aggregate. So far, KfW has been covering its corresponding refinancing needs by raising funds in the capital markets and from money market operations. Against this background, the WSF has recently been authorized to provide loans to KfW to cover KfW’s refinancing needs stemming from its support of companies in the energy industry under special mandates of the Federal Government with unallocated funds from the WSF’s credit authorization of up to EUR 100 billion, which was granted to KfW in March 2020 in the context of the COVID-19 pandemic with a view to refinancing KfW’s commitments under the KfW Special Program, see also “— KfW’s Results for the Nine Months Ended September 30, 2022 — Sources of Funds” above. In addition, the WSF has recently been authorized to provide financing to KfW under a EUR 200 billion credit authorization, which it has been granted to cover funding requirements in connection with a EUR 200 billion protective shield announced by the Federal Government on September 29, 2022, to the extent that KfW is mandated by the Federal Government in connection with the protective shield, see “The Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine” below. The WSF is administered by the Federal Finance Agency (Bundesfinanzagentur) and its refinancing is ensured by the Federal Finance Agency as part of the Federal Government’s established money and capital market approach to financing the Federal Budget and the Federal Government’s special funds.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2021	0.8	1.9
4th quarter 2021	0.0	1.2
1st quarter 2022	0.8	3.6
2nd quarter 2022	0.1	1.6
3rd quarter 2022	0.3	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 0.1% in the second quarter of 2022 (revised result based on most recent calculations) and by 0.3% in the third quarter of 2022, in each case compared to the previous quarter on a price-, seasonal- and calendar-adjusted basis, demonstrating how the German economy has managed to hold its ground despite the difficult framework conditions of the global economy, due to the continuing effects of the COVID-19 pandemic, supply chain interruptions, rising prices and the war in Ukraine. According to first provisional calculations, the economic performance in the third quarter of 2022 is mainly based on private consumption expenditure.

Germany’s GDP in the third quarter of 2022 increased by 1.2% on a price and calendar-adjusted basis compared to the third quarter of 2021. Compared to the fourth quarter of 2019, which is the most recent quarter before the start of the COVID-19 pandemic, Germany’s GDP in the third quarter of 2022 increased by 0.2%.

Due to the continuing COVID-19 pandemic and the impact of the war in Ukraine, these results are subject to larger uncertainties than usual.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2022 up 0.3% on the previous quarter, press release of October 28, 2022 (https://www.destatis.de/EN/Press/2022/10/PE22_457_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1
March 2022	2.5	7.3
April 2022	0.8	7.4
May 2022	0.9	7.9
June 2022	0.1	7.6
July 2022	0.9	7.5
August 2022	0.3	7.9
September 2022	1.9	10.0

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 10.0% in September 2022, reflecting a marked increase compared to August 2022 (+7.9%) and July 2022 (+7.5%). The high inflation rate continues to be driven by price increases for energy products, which were previously slightly offset by the downward effects of two temporary transport-related measures from the Federal Government’s relief package: the subsidized use of public transport and a fuel tax relief, both in place from June 1, 2022 through August 31, 2022. The end of both measures accelerated the price rises in September 2022. In addition to the rising prices of all energy products due to Russia’s invasion of Ukraine, delivery bottlenecks and significant price increases at upstream stages in the economic process had an impact on the overall inflation rate. The prices of other goods and services also went up as a consequence, among them many food products.

Prices of goods (total) increased by 17.2% from September 2021 to September 2022. Energy product prices in September 2022 increased by 43.9% compared to September 2021, following a 35.6% increase in August 2022 compared to August 2021. In September 2022, there was a particularly large price increase for household energy (+51.8%), compared to September 2021. Heating oil prices have more than doubled year on year (+108.4%) and natural gas prices rose by 95.1% year on year. Electricity prices increased by 21.0% year on year. Motor fuel prices in September 2022 increased by 30.5% compared to September 2021. The high prices of energy products are due, in particular, to the large increases of international purchase prices.

Food prices rose considerably by 18.7% in September 2022 compared to September 2021. Compared to September 2021, price rises were recorded across all food groups in September 2022, with two-digit price increases being recorded for edible fats and oils (+49.0%) and for dairy products and eggs (+29.1%), but also for other food groups such as meat and meat products (+19.5%) and for bread and cereals (+18.5%). The prices of non-durable consumer goods (total), which also include energy and food, increased by 23.3% whereas those of durable consumer goods increased by 5.9% in September 2022 compared to September 2021. Excluding energy prices, the inflation rate in September 2022 would have been 6.0% year on year; excluding energy and food prices, it would have been 4.6%.

In September 2022, the prices of services (total) increased by 3.6% compared to September 2021. Net rents exclusive of heating expenses, which constitute a large part of household final consumption expenditure, rose by 1.8%. Larger price increases were observed for the maintenance and repair of dwellings and residential buildings (+13.9%), package holidays (+10.4%) and for catering services in restaurants, cafés and the like (+8.5%).The prices of rail tickets in short-distance transport (+2.4%) and combined tickets for rail, bus and the like (+1.9%) were up again year on year in September 2022, following the expiry of the temporary transport-related government relief measures. In contrast, lower prices had to be paid for only a few services, for example telecommunications services (-1.5%) and services of social facilities (-1.4%) in September 2022 compared to September 2021.

Compared to August 2022, the consumer price index rose markedly by 1.9% in September 2022. Sharp rises in ticket prices were recorded for short-distance rail transport (+82.5%) and for combined passenger transport (+175.3%) following the expiration of certain subsidized public transport tickets. Energy prices as a whole rose by 6.9%, with price rises being observed in particular for motor fuels (+12.5%), which was influenced by the fuel discount ending. As regards household energy, especially gas prices were up (+6.7%). In addition, households paid more for food (+1.8%, including vegetables: +3.9%; dairy products: +2.2%). There were also seasonal price fluctuations in September 2022. Higher prices of clothing (+5.7%) were contrasted by lower prices of package holidays (-10.9%).

Based on preliminary results published by the Federal Statistical Office, the inflation rate in October 2022, is expected to be 10.4%, driven by higher energy prices (+43.0%) and an above average increase in food prices (+20.3%) compared to October 2021. In addition, marked price increases at the upstream stages in the economic process continue to have an upward effect on prices, together with the continuing supply chain interruptions caused by the COVID-19 pandemic. The reduction of VAT on natural gas supply and district heating from 19% to 7% with effect from October 1, 2022, is expected to have had a downward effect on the inflation rate in October. Compared to September 2022, the consumer price index is expected to increase by 0.9% in October 2022.

Sources: Federal Statistical Office, Inflation rate at +10.0% in September 2022, press release of October 13, 2022 (https://www.destatis.de/EN/Press/2022/10/PE22_438_611.html); Federal Statistical Office, Inflation rate of +10.4% expected in October 2022, press release of October 28, 2022 (https://www.destatis.de/EN/Press/2022/10/PE22_458_611.html); Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change, October 28, 2022 (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2021	3.3	3.4
October 2021	3.1	3.3
November 2021	3.2	3.3
December 2021	3.0	3.2
January 2022	3.3	3.1
February 2022	3.2	3.1
March 2022	3.0	3.0
April 2022	3.2	3.0
May 2022	2.9	3.0
June 2022	2.8	3.0
July 2022	3.3	3.0
August 2022	3.0	3.0
September 2022	2.9	3.0

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to September 2021, the number of employed persons in September 2022 increased by approximately 419,000 or 0.9%. Compared to August 2022, the seasonally adjusted number of employed persons in September 2022 remained stable.

In September 2022, the number of unemployed persons declined by approximately 147,000 or 10.2% compared to September 2021. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2022 stood at 1.31 million, on par with the level recorded in August 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, September 2022: employment in Germany at a record high, press release of November 2, 2022 (https://www.destatis.de/EN/Press/2022/11/PE22_464_132.html); Statistisches Bundesamt, September 2022: Erwerbstätigkeit in Deutschland auf historischem Höchststand, press release of November 2, 2022

(https://www.destatis.de/DE/Presse/Pressemitteilungen/2022/11/PD22_464_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, November 2, 2022 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January- August 2022	January- August 2021
Goods	71.2	135.8
Services	-25.8	3.6
Primary income	75.8	72.3
Secondary income	-40.0	-35.1

Current account	81.3	176.6

(1)	Figures may not add up due to rounding; cumulated year-to-date figures computed on the basis of monthly figures.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of October 13, 2022 (https://www.bundesbank.de/resource/blob/767558/6c917c6649ea6fd75186223dfdd527e8/mL/2022-10-13-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

In its forecast published on October 12, 2022, the Federal Government projects German price-adjusted GDP to rise by 1.4% in 2022 and to decrease by 0.4% in 2023 compared to increases of 2.2% and 2.5%, respectively, projected in its spring forecast of April 2022. The main reason for the downward revision of the spring 2022 forecast is the halt of Russian natural gas deliveries, as a result of which energy prices remain very high. The high energy prices, in turn, are impairing industrial production, especially in energy intensive sectors. Loss of purchasing power is also affecting price-adjusted private consumption, which is expected to decline in 2023. For 2024 the Federal Government projects GDP growth of 2.3%.

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Herbstprojektion 2022, October 12, 2022 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-herbst-2022.html); Bundesministerium für Wirtschaft und Klimaschutz, Bundesregierung legt Herbstprojektion vor, press release of October 12, 2022 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2022/10/20221012-bundesregierung-legt-herbstprojektion-vor.html); Bundesministerium für Wirtschaft und Klimaschutz, Frühjahrsprojektion 2022, April 27, 2022 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-fruehjahr-2022.html).

Fiscal Outlook

The following table presents the Federal Government’s medium-term projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the five-year projection horizon 2022 until 2026 and the outcome in 2021 according to the German Draft Budgetary Plan for the years 2022 through 2026, as published by the Federal Ministry of Finance in October 2022. The projection does not take into account the EUR 200 billion protective shield announced by the Federal Government on September 29, 2022, and described below under “Other Recent Developments — Germany’s Response to Russia’s Invasion of Ukraine.” The details of the instruments and the volume and distribution of expenditures are still being finalized.

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2026	2025	2024	2023	2022	2021

	(% of GDP)
General government deficit (-) / surplus (+)	-1	-1 1⁄2	-2	-2	-3 1⁄2	-3.7
General government gross debt	65 1⁄4	65 3⁄4	66	66 3⁄4	67 3⁄4	68.6

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2023, Table 1, October 2022 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2023.pdf?__blob=publicationFile&v=2).

Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

On September 4, 2022, the Federal Government announced a third relief package in an amount of EUR 65 billion to address the consequences of Russia’s invasion of Ukraine. This relief package comprises a variety of measures aimed particularly at persons with lower incomes and thus brings the total support under the three relief packages announced to date to EUR 95 billion. Among other measures such as short-term support payments, the reform of housing and citizens allowance, various tax measures and structural changes to address the surge of energy prices, which are currently being implemented, the VAT rate for gas consumption and district heating has been reduced from 19% to 7% with immediate effect from October 1, 2022, until the end of March 2024.

Furthermore, on September 29, 2022, the Federal Government announced a comprehensive package of measures – a “protective shield” for the economy with a volume of up to EUR 200 billion over the 2022-2024 period – to provide (interim) financing for government programs to mitigate the impact of rising gas and electricity prices (including by introducing gas and electricity price brakes) on consumers and companies as well as for measures to support gas importers that are significant for market stability and companies that are experiencing difficulties due to the energy crisis.

To address refinancing needs in connection with the Federal Government’s support measures, the purpose of the WSF has been expanded to also cover the mitigation of the economic consequences of the energy crisis. In addition, the WSF has been granted a credit authorization for 2022 in an amount of EUR 200 billion to finance government support measures under the protective shield. For information on the WSF’s role in refinancing KfW’s funding requirements resulting from support provided by KfW under special mandates of the Federal Government, see “KfW — Other Recent Developments — Impact of Russia’s Invasion of Ukraine on KfW — Refinancing of KfW’s funding requirements by WSF.”

Sources: Federal Ministry of Finance, German Draft Budgetary Plan 2023, October 2022 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2023.pdf?__blob=publicationFile&v=2); The Federal Government, The third relief package, “Germany stands united at this challenging time,“ September 5, 2022 (https://www.bundesregierung.de/breg-en/news/third-relief-package-2123130); Bundesministerium der Finanzen, Monatsbericht Oktober 2022, Schlaglicht: Entschlossen durch die Energiekrise, Wirtschaftlicher Abwehrschirm und Gaspreisbremse: mit Entschlossenheit durch die Energiekrise, pages 8 et seq. (https://www.bundesfinanzministerium.de/Monatsberichte/2022/10/Downloads/monatsbericht-2022-10-deutsch.pdf?__blob=publicationFile&v=3); Bundesregierung, Neuausrichtung des WSF beschlossen, Finanzierung des 200-Milliarden-Euro-Abwehrschirms gesichert, October 28, 2022 (https://www.bundesregierung.de/breg-de/suche/wsf-kreditermaechtigung-2132830); Bundesministerium der Finanzen, Schnelle und spürbare Entlastungen in Milliardenhöhe, October 6, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Entlastungen/schnelle-spuerbare-entlastungen.html).

EU Response to Russia’s Invasion of Ukraine

The EU is continuing to take various actions to tackle the issue of rising energy prices and security of energy supply, which has worsened considerably since Russia’s invasion of Ukraine.

Ongoing action aimed at limiting extreme price volatility and helping to reduce energy prices as well as supporting the economy in the context of Russia’s invasion of Ukraine includes amending the Temporary Crisis Framework for State Aid to give Member States more leeway to support companies and finding ways to limit the impact of high gas prices on electricity prices.

Furthermore, on September 30, 2022, the EU energy ministers reached a political agreement on a proposal for a Council regulation on an emergency intervention to address high energy prices. The proposal provides for a voluntary overall reduction target of 10% of gross electricity consumption and a mandatory reduction target of 5% of the electricity consumption in peak hours. Furthermore, the proposed regulation would introduce a cap on market revenues for electricity producers, including intermediaries, that use so-called inframarginal technologies to produce electricity, such as renewables, nuclear and lignite, among others. Any revenue exceeding the cap would be collected by the Member States and redirected to energy consumers to alleviate the impact of high energy prices. The proposal also provides for a mandatory temporary solidarity contribution on the profits of businesses active in the crude petroleum, natural gas, coal, and refinery sectors, which would apply in addition to regular taxes and levies applicable in Member States.

In addition, on October 18, 2022, the Commission proposed a new emergency regulation to address high gas prices in the EU and ensure security of supply during the winter of 2022/2023. The proposed regulation provides for joint gas purchasing, a price limiting mechanism and new measures on transparent infrastructure use, solidarity between Member States and demand management.

Sources: European Commission, Commission makes additional proposals to fight high energy prices and ensure security of supply, press release of October 18, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/IP_22_6225); European Commision, EU’s response to the high energy prices and security of supply, Factsheet on EU actions on high energy prices and security of supply, October 18, 2022 (https://energy.ec.europa.eu/eus-response-high-energy-prices-and-security-supply_en); European Commission, Factsheet – Energy Emergency: Preparing, purchasing and protecting the EU together, October 18, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/fs_22_6227); European Council – Council of the European Union, Council agrees on emergency measures to reduce energy prices, press release of September 30, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/09/30/council-agrees-on-emergency-measures-to-reduce-energy-prices/); European Commission, State aid: Commission further consults Member States on prolongation and adjustment of Temporary Crisis Framework, October 26, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/ip_22_6403).

Monetary Policy

On October 27, 2022, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 75 basis points to 2.00% (main refinancing operations), 2.25% (marginal lending facility) and 1.50% (deposit facility), respectively, to ensure the timely return of inflation to its 2% medium-term inflation target. It had previously raised the three key ECB interest rates by 75 basis points on September 8, 2022, and by 50 basis points on July 21, 2022. The Governing Council stated that with this third major policy rate increase in a row, it has made substantial progress in withdrawing monetary policy accommodation and that it expects to raise interest rates further, basing the future policy rate path on the evolving outlook for inflation and the economy and following its meeting-by-meeting approach. According to the Governing Council, inflation remains significantly above the target level and will stay above the target for an extended period. The Governing Council’s monetary policy is aimed at reducing support for demand and guarding against the risk of a persistent upward shift in inflation expectations.

The Governing Council also decided to change the terms and conditions of the third series of targeted longer-term refinancing operations (“TLTRO III”), which played a key role in countering downside risks to price stability during the peak of the COVID-19 pandemic. At present, in view of the unexpected and extraordinary rise in inflation, the Governing Council believes that TLTRO III needs to be recalibrated to ensure that it is consistent with the broader monetary policy normalisation process and to reinforce the transmission of policy rate increases to bank lending conditions. The Governing Council therefore decided to adjust the interest rates applicable to TLTRO III. From November 23, 2022, until the maturity date or early repayment date of each respective outstanding TLTRO III operation, the interest rate on TLTRO III operations will be indexed to the average applicable key ECB interest rates over this period. The Governing Council also decided to offer banks additional voluntary early repayment dates and, in any case, will regularly assess how targeted lending operations are contributing to its monetary policy stance. Finally, in order to align the remuneration of minimum reserves held by credit institutions with the Eurosystem more closely with money market conditions, the Governing Council decided to set the remuneration of minimum reserves at the ECB’s deposit facility rate.

The Governing Council also reiterated that it stands ready to adjust all of its instruments within its mandate to ensure that inflation stabilizes at its 2% target over the medium term and that the Transmission Protection Instrument approved in July 2022 is available to counter unwarranted, disorderly market dynamics that pose a serious threat to the transmission of monetary policy across all euro area countries, thus allowing the Governing Council to more effectively deliver on its price stability mandate.

Sources: European Central Bank, ECB recalibrates targeted lending operations to help restore price stability over the medium term, press release of October 27,2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.pr221027_1~c8005660b0.en.html); European Central Bank, Monetary policy decisions, press release of October 27, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp221027~df1d778b84.en.html); European Central Bank, ECB temporarily removes 0% interest rate ceiling for remuneration of government deposits, press release of September 8, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.pr220908~0705913289.en.html); European Central Bank, Monetary policy decisions, press release of September 8, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp220908~c1b6839378.en.html); European Central Bank, Monetary policy decisions, press release of July 21, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp220721~53e5bdd317.en.html).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), at the end of the week ended October 30, 2022 (“week 43”), decreasing trends in the COVID-19 case and death rates in the EU and the European Economic Area (“EU/EEA”) continued to be observed. At the EU/EEA level, hospital and intensive care unit indicators have remained stable compared to the previous week. In many EU/EEA countries, the vaccination uptake for the second booster dose remains low in target groups. The vaccination rate in the population in EU/EEA countries has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total population in EU/EEA countries as of the end of week 43, 72.6% had been fully vaccinated, i.e., received a primary course of vaccinations, 53.9% had received a first booster dose and 7.6% had received a second booster dose, whereas 75.3% had received at least one vaccination dose.

In Germany, COVID-19 infection rates in week 43 have decreased by 33% compared to the previous week, but this decrease is partly attributable to a change in contact and testing behavior due to school vacations in October 2022. The number of patients hospitalized with a severe acute respiratory infection and COVID-19 diagnosis (COVID-SARI) has also decreased in week 43. The Omicron subline B.A.5, which has been dominant in Germany since mid-June, has nearly replaced other virus variants. The vaccination rate in the German population has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total German population, 76.3% had been fully vaccinated, 62.4% had received a first booster dose and 12.6% a second booster dose, whereas 77.9% had received at least one vaccine dose as of November 9, 2022.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 43 2022, produced on November 4, 2022 (https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), November 3, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2022-11-03.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of November 9, 2022 (https://impfdashboard.de/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: November 10, 2022